Exhibit (a)(2)(C)
4300 Wildwood Parkway
Atlanta, GA 30339
1-888-502-BLUE
www.BlueLinxCo.com

September 27, 2010

Dear Stockholder:

I am writing to you on behalf of the Special Committee of the Board of Directors of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) to convey the Special Committee’s recommendation that you tender your shares of the Company’s common stock for the recently-announced increased offer price of $4.00 per share made by Cerberus ABP Investor LLC (“CAI”) in its pending tender offer.

On August 2, 2010, CAI, a wholly-owned subsidiary of Cerberus Capital Management, L.P. (“Cerberus Capital”), commenced a tender offer to acquire all of the outstanding shares of common stock of BlueLinx (the “Shares”) not already owned by CAI (the “Offer”) for $3.40 per share.

Shortly after CAI announced its intention to commence the Offer, the Board of Directors of BlueLinx established a Special Committee of independent directors to evaluate the Offer on behalf of the Company and its stockholders. Since that time, the Special Committee has been evaluating the fairness of the Offer and negotiating with CAI to secure an increase in the offer price and the terms and conditions of the Offer.

On September 22, 2010, following negotiations conducted by the Special Committee, CAI and Cerberus Capital announced that they were increasing the offer price from $3.40 per share to $4.00 per share and that they had agreed to enter into a Stockholder Agreement that, in certain circumstances, would provide additional benefits to the public stockholders of the Company, as described in further detail in the accompanying Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

The principal purpose of the Stockholder Agreement is to provide, by written agreement between the Company and CAI and Cerberus Capital, that if the Minimum Tender Condition, as described in the Schedule 14D-9 is met, but CAI were to waive the 90% Condition, as described in the Schedule 14D-9, and accept and pay for all Shares that are validly tendered, then CAI and Cerberus Capital will take certain actions to ensure that any stockholders who do not tender Shares in the Offer will be entitled to certain protections as minority stockholders of the Company. In particular, the Stockholder Agreement provides that CAI and Cerberus Capital shall (i) provide for a subsequent offering period, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of no less than five business days, and (ii) from the period beginning on the date the Offer is consummated and ending on the date that CAI acquires 100% of the outstanding Shares (the “Minority Stub Period”), (A) use their best efforts to maintain the Company’s status as a public reporting company under the rules and regulations of the Exchange Act, (B) cause the Shares to continue to be listed for trading on the New York Stock Exchange (the “NYSE”) or if no longer eligible for listing on the NYSE, on another marketplace, (C) maintain a board of directors that consists of at least three directors who are “independent” under the rules of the NYSE and upon commencement of the Minority Stub Period shall form a committee of at least three independent directors (the “Independent Committee”), and (D) not acquire, or agree, offer or propose to acquire, any assets of the Company, or any equity securities issued by the Company or engage in any transaction involving the Company, without the approval or recommendation of a majority of the Independent Committee, other than pursuant to a “short-form merger” under the laws of Delaware, as described in the Schedule 14D-9. The Stockholder Agreement will generally remain in effect for so long as CAI or Cerberus Capital own less than 100% of the outstanding Shares.

The Special Committee has determined that the Offer is fair, from a financial point of view, to BlueLinx’s stockholders (other than CAI and Cerberus Capital). The Special Committee recommends, on behalf of BlueLinx, that the public stockholders of the Company accept the Offer and tender their shares of common stock pursuant to the terms and conditions of the Offer.

The accompanying Schedule 14D-9, which amends and restates in its entirety the Schedule 14D-9 dated August 13, 2010 that was previously distributed to you, contains the favorable recommendation of the Special Committee, explains the reasons behind the recommendation and discusses the background of the Offer. Free copies of the exhibits referenced but not attached to the enclosed amended and restated Solicitation/Recommendation Statement are available at www.sec.gov.

The Special Committee encourages you to review the enclosed Schedule 14D-9 in its entirety because it contains important information. Thank you for your careful consideration of this matter.

Sincerely,

Richard Marchese
Chairman of the Special Committee